☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number: 001-31275 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I    REGISTRANT INFORMATION

Vertical Health Solutions, Inc.

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Full name of registrant

_____________________________________________________________________________________________

Former name if applicable

855 Dunbar Avenue

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Address of principal executive office

Oldsmar, FL 34677

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City, state and zip code

PART II    RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original date.

PART IV    OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thaddeus J. Shalek ____________________________________ (Name)	(727) _____________________ (Area Code)	548-8345 _________________________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and nine months ended September 30, 2004, the Company had revenues of approximately $794,168 and $2,274,569, respectively, compared to revenues of approximately $577,428 and $1,323,586, respectively, for the three and nine months ended September 30, 2003. For the three and nine months ended September 30, 2004, the Company had gross profit of approximately $404,616 and $1,191,346, respectively, compared to gross profit of approximately $251,018 and $633,087, respectively, for the three and nine months ended September 30, 2003. For the three and nine months ended September 30, 2004, the Company had operating expenses of approximately $424,781 and $1,136,182, respectively, compared to operating expenses of approximately $244,954 and $613,214, respectively, for the three and nine months ended September 30, 2003. The Company had net income (loss) applicable to common stock of approximately $(96,170) and $(26,131), respectively, for the three and nine months ended September 30, 2004, compared to net income (loss) applicable to common stock of approximately $(17,131) for the three months ended September 30, 2003 and net income (loss) of approximately $(59,171) for the nine months ended September 30, 2003. The foregoing financial information has not been reviewed and is subject to change.

Vertical Health Solutions, Inc.

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Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By:	/s/ THADDEUS J. SHALEK
Theodore Shalek,
Chief Financial Officer